SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Isle of Capri Casinos, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

147575104

(CUSIP Number)

Robert L. Newmark

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102

(314) 259-2000

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

General Update

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 147575104	Schedule 13D	Page 2 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
JEFFREY D. GOLDSTEIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
7.	SOLE VOTING POWER: 818,710 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 12,716,600 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 818,710 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 12,716,600 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
13,535,310 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 147575104	Schedule 13D	Page 3 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
RICHARD A. GOLDSTEIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
7.	SOLE VOTING POWER: 666,457 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 12,716,600 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 666,457 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 12,716,600 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
13,383,057 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.5%
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 147575104	Schedule 13D	Page 4 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
ROBERT S. GOLDSTEIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
7.	SOLE VOTING POWER: 785,095 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 13,256,600 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 785,095 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 13,256,600 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
14,041,695 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.5%
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 147575104	Schedule 13D	Page 5 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
GOLDSTEIN GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: IOWA
7.	SOLE VOTING POWER: 2,898,243 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 2,898,243 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,898,243 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.0%
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 147575104	Schedule 13D	Page 6 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
B.I.J.R.R. ISLE, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: MISSOURI
7.	SOLE VOTING POWER: 8,702,625 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 8,702,625 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
8,702,625 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.0%
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 147575104	Schedule 13D	Page 7 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
B.I. ISLE PARTNERSHIP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: MISSOURI
7.	SOLE VOTING POWER: 4,502,625 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 4,502,625 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
4,502,625 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.9%
14.	TYPE OF REPORTING PERSON: PN

CUSIP No. 147575104	Schedule 13D	Page 8 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
ROB ISLE PARTNERSHIP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: MISSOURI
7.	SOLE VOTING POWER: 1,400,000 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 1,400,000 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,400,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.3%
14.	TYPE OF REPORTING PERSON: PN

CUSIP No. 147575104	Schedule 13D	Page 9 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
RICH ISLE PARTNERSHIP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: MISSOURI
7.	SOLE VOTING POWER: 1,400,000 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 1,400,000 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,400,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.3%
14.	TYPE OF REPORTING PERSON: PN

CUSIP No. 147575104	Schedule 13D	Page 10 of 17

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
JEFF ISLE PARTNERSHIP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
a.	☐
b.	☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: MISSOURI
7.	SOLE VOTING POWER: 1,400,000 shares

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0 shares

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 1,400,000 shares

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,400,000 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.3%
14.	TYPE OF REPORTING PERSON: PN

CUSIP No. 147575104	Schedule 13D	Page 11 of 17

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle of Capri” or the “Issuer”). Isle of Capri’s principal executive offices are located at 600 Emerson Road, Suite 300, St. Louis, Missouri, 63141.

ITEM 2.   IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Each of the persons filing this Schedule 13D disclaims membership in a group.

(a) - (c)

Jeffrey D. Goldstein is a Director of Isle of Capri and the brother of Richard A. Goldstein and Robert S. Goldstein. Jeffrey D. Goldstein is the Chairman and President of Alter Company, a wholly owned subsidiary of the Goldstein Group, Inc., whose principal business is the transportation of commodities on the inland waterways and the Vice Chairman of the Board and President of Goldstein Group, Inc.  Jeffrey D. Goldstein’s business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

Richard A. Goldstein is the brother of Jeffrey D. Goldstein and Robert S. Goldstein, Vice President of Alter Trading Corporation, a wholly owned subsidiary of the Goldstein Group, Inc., whose principal business is the transportation of commodities on the inland waterways and Executive Vice President of Goldstein Group, Inc.  Richard A. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141. Alter Trading Corporation has no ownership of securities of Isle of Capri.

Robert S. Goldstein is a Director and Vice Chairman of Isle of Capri, and the brother of Jeffrey D. Goldstein and Richard A. Goldstein. Robert S. Goldstein is the Chairman, Chief Executive Officer and President of Alter Trading Corporation, a company engaged in the business of scrap metal recycling, and has been associated with that company since 1977 and is the Chairman of the Board and CEO of Goldstein Group, Inc.  Additionally, Robert S. Goldstein was a director, officer, and stockholder of the Steamboat Companies and has been an officer of several affiliated companies engaged in river transportation, stevedoring and equipment leasing since 1980. Mr. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141.

Goldstein Group, Inc. is an Iowa corporation which was formed by the Goldstein family as a holding company. The Goldstein Group, Inc. owns 100% of the shares of the Alter Company and Alter Trading Corporation. Its business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

B.I.J.R.R. Isle, Inc. is a Missouri corporation wholly-owned by members of the Goldstein family. It is the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Robert S. Goldstein, Richard A. Goldstein and Jeffrey D. Goldstein are each a Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc. The address for B.I.J.R.R. Isle, Inc. is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. are Missouri limited partnerships established to facilitate a number of planning objectives for the Goldstein family. The limited partnership interests of the B.I. Isle Partnership, L.P. were held initially by Bernard Goldstein and his spouse, Irene Goldstein. The limited partnership interests of the Rob Isle Partnership, L.P. were held initially by Robert S. Goldstein. The limited partnership interests of the Rich Isle Partnership, L.P. were

CUSIP No. 147575104	Schedule 13D	Page 12 of 17

held initially by Richard A. Goldstein. The limited partnership interests of the Jeff Isle Partnership, L.P. were held initially by Jeffrey D. Goldstein. The address for each of these limited partnerships is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

(d) - (e)

During the last five years, none of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the persons filing this report is the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The changes in beneficial ownership among the joint filers included in this Schedule 13D occurred in connection with the death of Bernard Goldstein and transactions executed principally to accomplish various tax and estate planning objectives of members of the Goldstein family.

ITEM 4.   PURPOSE OF TRANSACTION

The persons filing this schedule intend to review their holdings in the Issuer on a continuous basis, and depending upon:

•	the price and availability of the Common Stock;
•	subsequent developments affecting the Issuer;
•	the business prospects of the Issuer;
•	global and U.S. market and economic conditions;
•	tax considerations;
•	other investment and business opportunities available to the persons filing this schedule;
•	changes in law or government regulations;
•	the costs associated with maintaining the public listing of the Issuer; and
•	other factors deemed relevant by the persons filing this schedule;

may at any time determine to sell all or part of its holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.

* * * * * *

CUSIP No. 147575104	Schedule 13D	Page 13 of 17

Robert S. Goldstein and Jeffrey D. Goldstein are members of the Board of Directors of Isle of Capri. In such capacities, Messrs. Goldstein are party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) of Schedule 13D. Responses set forth herein refer to plans or proposals of the persons filing this Schedule 13D only and are not intended to include decisions of Isle of Capri which Messrs. Goldstein may participate in as members of the Board of Directors of Isle of Capri.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the date of this Schedule 13D, the persons filing this Schedule 13D beneficially owned in the aggregate 15,526,862 shares or approximately 48.1% of the issued and outstanding shares of Isle of Capri. The percentage above is calculated based upon the net 32,286,855 shares outstanding (which number excludes shares held by Isle of Capri) on August 31, 2009.

(b)

The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D:

Name	Sole Voting	Shared Voting	Sole Dispositive Power	Shared Dispositive Power

Jeffrey D. Goldstein

Richard A. Goldstein

Robert S. Goldstein

Goldstein Group, Inc.

B.I.J.R.R. Isle, Inc.

B.I. Isle Partnership, L.P.

Rob Isle Partnership, L.P.

Rich Isle Partnership, L.P.

Jeff Isle Partnership, L.P.

	818,710 666,457 785,095 2,898,243 (4) 8,702,625 (5), (6) 4,502,625 (6) 1,400,000 (6) 1,400,000 (6) 1,400,000 (6)	12,716,600 (1) 12,716,600 (2) 13,256,600 (3) 0 0 0 0 0 0	818,710 666,457 785,095 2,898,243 (4) 8,702,625 (5), (6) 4,552,625 (6) 1,400,000 (6) 1,400,000 (6) 1,400,000 (6)	12,716,600 (1) 12,716,600 (2) 13,256,600 (3) 0 0 0 0 0 0

___________________

(1)

Includes 8,702,625 shares of which Jeffrey D. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc. (the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., and Jeff Isle Partnership, L.P.), has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Jeffrey D. Goldstein has indirect beneficial ownership, 540,000 shares held in the Richard A. Goldstein Irrevocable Trust, of which Jeffrey D. Goldstein, as co-trustee, has indirect beneficial ownership, 500,732 shares held in the Bernard Goldstein Trust, of which Jeffrey D. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

CUSIP No. 147575104	Schedule 13D	Page 14 of 17

(2)

Includes 8,702,625 shares of which Richard A. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc. has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Richard A. Goldstein has indirect beneficial ownership, 540,000 shares held in the Jeffrey D. Goldstein Irrevocable Trust, of which Richard A. Goldstein, as co-trustee, has indirect beneficial ownership, 500,732 shares held in the Bernard Goldstein Trust, of which Richard A. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(3)

Includes 8,702,625 shares of which Robert S. Goldstein, as Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc., has indirect beneficial ownership, 2,898,243 shares held by the Goldstein Group, Inc., of which Robert S. Goldstein has indirect beneficial ownership, 540,000 shares held in the Richard A. Goldstein Irrevocable Trust, of which Robert S. Goldstein, as co-trustee, has indirect beneficial ownership, 540,000 shares held in the Jeffrey D. Goldstein Irrevocable Trust, of which Robert S. Goldstein, as co-trustee, has indirect beneficial ownership, 500,732 shares held in the Bernard Goldstein Trust, of which Robert S. Goldstein, as co-trustee, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(4)	Shares owned by Goldstein Group, Inc. are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein.
(5)

B.I.J.R.R. Isle, Inc. is the general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. and, as such, has indirect beneficial ownership of the shares held by each limited partnership. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(6)

Jeffrey D. Goldstein, Richard A. Goldstein, and Robert S. Goldstein, each as a Co-Chairman and Chief Executive Officer of B.I.J.R.R. Isle, Inc., have indirect beneficial ownership and report shared voting and dispositive power as to these shares. Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(c)	The persons filing this Schedule 13D did not engage in any transactions in shares of Isle of Capri during the last 60 days.
(d)

To the knowledge of the persons filing this Schedule 13D, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)	Not applicable.

CUSIP No. 147575104	Schedule 13D	Page 15 of 17

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than each respective limited partnership agreement of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. and the fact that Jeffrey D. Goldstein, Richard A. Goldstein, and Robert S. Goldstein will each be a personal representative of the estate of Bernard Goldstein, which will beneficially own 69,758 shares of the Common Stock of Isle of Capri, to the best knowledge of the persons filing this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Isle of Capri, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1	Joint Filing Agreement and Power of Attorney dated as of March 13, 2000 incorporated by reference to the Schedule 13D filed March 14, 2000.
99.2	Joint Filing Agreement and Power of Attorney dated as of February 5, 2002 incorporated by reference to Amendment No. 1 to Schedule 13D filed February 5, 2002.
99.3	Joint Filing Agreement and Power of Attorney dated as of March 24, 2003 incorporated by reference to Amendment No. 2 to Schedule 13D filed March 24, 2003.

CUSIP No. 147575104	Schedule 13D	Page 16 of 17

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 17, 2009

/s/ Jeffrey D. Goldstein*
Jeffrey D. Goldstein

/s/ Richard A. Goldstein*
Richard A. Goldstein

/s/ Robert S. Goldstein*
Robert S. Goldstein

GOLDSTEIN GROUP, INC.

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I.J.R.R. ISLE, INC.

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

B.I. ISLE PARTNERSHIP, L.P.

BY:	B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

ROB ISLE PARTNERSHIP, L.P.

BY:	B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

CUSIP No. 147575104	Schedule 13D	Page 17 of 17

RICH ISLE PARTNERSHIP, L.P.

BY:	B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

JEFF ISLE PARTNERSHIP, L.P.

BY:	B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

By:	/s/ Robert S. Goldstein*
Robert S. Goldstein, its Attorney-in-Fact

*By:	/s/ Robert S. Goldstein
Robert S. Goldstein
Attorney-in-Fact